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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   927926 20 4
                     --------------------------------------
                                 (CUSIP Number)

                               QUEST VENTURES LTD.
                           300 - 570 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 3P1

                                Tel: 604-689-1428

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 28, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927926 20 4
--------------------------------------------------------------------------------

1. Names of Reporting Persons QUEST VENTURES LTD.

   I.R.S. Identification Nos. of above persons (entities only).: Not Applicable

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only:

--------------------------------------------------------------------------------

4. Source of Funds (See Instruction): WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization: BRITISH COLUMBIA, CANADA

--------------------------------------------------------------------------------

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:           NIL SHARES

8. Shared Voting Power:         474,794 SHARES

9. Sole Dispositive Power:      NIL SHARES

10. Shared Dispositive Power:   474,794 SHARES

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 474,794 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

    NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11): 4.95%

14. Type of Reporting Person (See Instructions)         CO

CUSIP No. 927926 20 4
--------------------------------------------------------------------------------

1. Names of Reporting Persons A. MURRAY SINCLAIR

   I.R.S. Identification Nos. of above persons (entities only).: Not Applicable

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only:

--------------------------------------------------------------------------------

4. Source of Funds (See Instruction): Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization: CANADIAN

--------------------------------------------------------------------------------

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:           NIL SHARES

8. Shared Voting Power:         497,294 SHARES

9. Sole Dispositive Power:      NIL SHARES

10. Shared Dispositive Power:   497,294 SHARES

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 497,294 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

    NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11): 5.17%

14. Type of Reporting Person (See Instructions)         IN

CUSIP No. 927926 20 4
--------------------------------------------------------------------------------

1. Names of Reporting Persons BRIAN E. BAYLEY

   I.R.S. Identification Nos. of above persons (entities only).: Not Applicable

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only:

--------------------------------------------------------------------------------

4. Source of Funds (See Instruction): Not Applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization: CANADIAN

--------------------------------------------------------------------------------

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:           NIL SHARES

8. Shared Voting Power:         474,794 SHARES

9. Sole Dispositive Power:      NIL SHARES

10. Shared Dispositive Power:   474,794 SHARES

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 474,794 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

    NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11): 4.95%

14. Type of Reporting Person (See Instructions)         IN

CUSIP No. 927926 20 4
--------------------------------------------------------------------------------

This Statement on Schedule 13D was originally filed by the Reporting Persons with the Securities and Exchange Commission on October 22, 2002 and is amended to reflect sales by the Reporting Persons of shares of Vista Gold Corp.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is common shares (the "Common Shares") of VISTA GOLD CORP., a Yukon Corporation (the "Issuer"). The principal executive offices of the Company are located at 7961 Shaffer Parkway, Suite 5, Littleton, Colorado 80127.

ITEM 2. IDENTITY AND BACKGROUND

A. Names of Persons filing this Statement:

This Statement is filed by (i) Quest Ventures Ltd. ("Quest Ventures"), as the direct beneficial owner of Common Shares and share purchase warrants (as described in Item 5(c) hereof), (ii) A. Murray Sinclair, by virtue of his ownership of 50% of the outstanding equity of Quest Ventures and his position of President and a director of Quest Ventures, and (iii) Brian E. Bayley, by virtue of his ownership of 50% of the outstanding equity of Quest Ventures and his position as a director of Quest Ventures. Quest Ventures, Mr. Sinclair and Mr. Bayley, are collectively referred to herein as the "Reporting Persons". By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Mr. Sinclair and Mr. Bayley, both Reporting Persons, are the only executive officers or Directors of the other Reporting Person, Quest Ventures. Each of Mr. Sinclair and Mr. Bayley is a director of Quest Ventures. Mr. Sinclair is also the President of Quest Ventures.

B. Residence or Business Address:

The address of the principal executive offices of Quest Ventures, and the principal business address of both Mr. Sinclair and Mr. Bayley, is 300-570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

C. Present Principal Occupation and Employment:

Mr. Sinclair is a partner both of Quest Management Corp. (a private management company having the same business address as Quest Ventures) and of Quest Ventures. Mr. Bayley is a partner both of Quest Management Corp. and of Quest Ventures. Mr. Sinclair is a director and President of Quest Investment Corporation (a merchant banking company listed on The Toronto Stock Exchange).

Mr. Bayley is a director and Chief Executive Officer of Quest Investment Corporation.

D. The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Jurisdiction of Organization/Citizenship:

Quest Ventures Ltd. is a company incorporated under the laws of the Province of British Columbia, Canada. Mr. Sinclair and Mr. Bayley are Canadian Citizens.

CUSIP No. 927926 20 4
--------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of funds required by Quest Ventures to acquire the Debentures reported in Item 5(c) was $300,000. These funds were provided by Quest Ventures' cash on hand and no funds were borrowed for such purpose.

The total amount of funds required by Mr. Sinclair to exercise the option to acquire 22,500 shares at Cdn.$4.37 (approximately U.S. $2.87) per share will be from personal funds of Mr. Sinclair.

ITEM 4. PURPOSE OF TRANSACTION

Quest Ventures Ltd. acquired its securities of the Issuer solely for investment purposes. Mr. Sinclair will acquire his securities on the exercise of his option solely for investment purposes.

None of the Reporting Persons has formulated any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

NOTE: Beneficial ownership calculations below are based on 9,304,908 Common Shares of the Issuer outstanding as of October 28, 2002. Common Share and price numbers reflect a consolidation of Issuer's Common Shares on a 1-for-20 basis, effective June 19, 2002. For purposes of this Statement, the term "Shares" includes Common Shares owned as well as those issuable on exercise of the share purchase warrants referred to below.

A. Currently, Quest Ventures Ltd. is the direct beneficial owner of 474,794 Shares (representing 4.95% of the Issuer's outstanding Common Shares), including 182,397 Common Shares and 292,397 share purchase warrants. Each share purchase warrant is currently exercisable and entitles the holder to purchase one Common Share at a price of $1.50 per share. Quest Ventures Ltd. acquired 292,397 Common Shares and 292,397 share purchase warrants on September 19, 2002 upon automatic conversion of Debentures, all as described in Item 5(c) of this Statement. Quest Ventures Ltd. disposed of 110,000 Common Shares on October 28, 2002. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Sinclair and Mr. Bayley may be deemed to share indirect ownership of the Shares directly beneficially owned by Quest Ventures.

   Mr. Sinclair is the direct beneficial owner of 22,500 Common Shares under an option to purchase an aggregate of 45,000 Common Shares, at an exercise price of Cdn.$4.37 (approximately U.S.$2.87) per share. The option is currently exercisable as to 50% of the shares under option and will become

CUSIP No. 927926 20 4
--------------------------------------------------------------------------------

   exercisable as to the remaining 50% in July 2003. Mr. Sinclair is the indirect beneficial owner of an aggregate of 497,294 Common Shares, representing 5.17% of the Issuer's outstanding Common Shares.

   Mr. Bayley is the indirect beneficial owner of 474,794 Common Shares representing 4.95% of the Issuer's outstanding Common Shares.

B. Quest Ventures has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, each of Mr. Sinclair and Mr. Bayley may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Quest Ventures Ltd.

   Mr. Sinclair has the direct power to vote and direct the disposition of the Shares held by him.

C. On March 19, 2002, as part of a private transaction, the Issuer issued $300,000 aggregate principal amount of convertible debentures (the "Debentures") to Quest Ventures. The Debentures were convertible into units (the "Debenture Units") at a price of $1.026 per Debenture Unit, each consisting of one Common Share and one 5-year purchase warrant exercisable to purchase one Common Share at an exercise price of $1.50 per share. As provided by the Debenture terms, such conversion would be automatic upon effectiveness of a registration statement covering resale of Issuer Common Shares issuable upon conversion of the Debentures and exercise of warrants, including warrants issuable as part of the Debenture Units.

   On September 19, 2002, the SEC declared effective the above-mentioned registration statement covering resale by selling security holders of Issuer Common Shares. As a consequence, the $300,000 principal amount of Debentures held by Quest Ventures were automatically converted, pursuant to their terms, into 292,397 Debenture Units at a price of $1.026 per Debenture Unit. Quest Ventures accordingly received 292,397 Common Shares and 292,397 share purchase warrants upon conversion of the Debentures.

   On July 8, 2002, the Issuer granted Mr. Sinclair an option to purchase 45,000 Common Shares at an exercise price of Cdn.$4.37 (approximately U.S. $2.87) per share. The option is currently exercisable as to 50% of the shares under option and will become exercisable as to the remaining 50% in July 2003.

   On October 28, 2002, Quest Ventures Ltd. sold an aggregate of 110,000 Common Shares at an average price of $2.94 US per share through the facilities of the Toronto Stock Exchange.

D. Not Applicable to any of the Reporting Persons.

E. Quest Ventures Ltd. and Brian Bayley ceased to be beneficial owners of more than 5% of the Common Shares of Vista Gold Corp. on October 28, 2002.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Agreement to File Jointly, by and among the Reporting Persons, dated as of October 28, 2002.

CUSIP No. 927926 20 4
--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 1, 2002                QUEST VENTURES LTD.


                                         By: (signed) "A. Murray Sinclair"
                                             -----------------------------
                                             A. Murray Sinclair, President



Date:    November 1, 2002                (signed) "A. Murray Sinclair"
                                         --------------------------------
                                         A. MURRAY SINCLAIR, INDIVIDUALLY



Date:    November 1, 2002                (signed) "Brian E. Bayley"
                                         --------------------------------
                                         BRIAN E. BAYLEY, INDIVIDUALLY